PETER BROAD, P.Eng.

To: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador Securities Commission
Yukon Territory Securities Commission
Northwest Territories Securities Commission
Nunavut Securities Commission
Toronto Stock Exchange

Dear Sirs / Mesdames:

Re: Primero Mining Corp. (the "Company") - Acquisition of all of the issued and outstanding common shares of Brigus Gold Corp.

I refer to the management information circular of the Company with respect to a proposed arrangement involving the Company, Brigus Gold Corp. and Fortune Bay Corp. (formerly 8724385 Canada Limited) dated January 27th, 2014 and filed by the Company (the "**Circular**"), prepared in connection with a special meeting of the shareholders and option holders of the Company.

I, Peter Broad, P.Eng. have prepared the technical report titled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 (the "**Technical Report**").

I am an author of the Technical Report and am a Qualified Person (as defined in National Instrument 43-101) required to provide my consent in connection with the Technical Report that is identified in the Circular of the Company.

At the time the Technical Report was prepared and signed, I was employed by Wardrop, a Tetra Tech Company ("**Wardrop**").

I consent to being named in the Technical Report identified in the Circular of the Company, and to the inclusion or extracts from, a summary of and/or the incorporation by reference of, the Technical Report in the Circular.

I confirm that I have read the Circular filed by the Company and all information specifically incorporated by reference therein, and that I have no reason to believe that there are any misrepresentations contained therein that are derived from the Technical Report, nor are there any misrepresentations within my knowledge as a result of the services I have performed, or for which I am responsible, in connection with the Technical Report.

This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Circular, or in any other similar document, and is not to be relied upon by any person or for any other purpose.

Dated: 30th January, 2014.

Peter Broad, P.Eng.